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March 23, 2015 VIA EDGAR AND OVERNIGHT DELIVERY Jay Ingram Legal Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 F St., N.E. Washington, D.C. 20549	Abu Dhabi Barcelona Beijing Boston Brussels Century City Chicago Doha Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Axalta Coating Systems Ltd. Registration Statement on Form S-1 Filed March 17, 2015 File No. 333-202812

Dear Mr. Ingram:

On behalf of our client, Axalta Coating Systems Ltd., a Bermuda exempted limited liability company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 of the Company filed with the Commission on March 17, 2015 (collectively, the “Registration Statement”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Michael F. Finn, the Company’s Senior Vice President, General Counsel and Corporate Secretary, dated March 19, 2015, from the staff of the Commission (the “Staff”). For your convenience, we are also providing copies of Amendment No. 1, marked to show changes against the Registration Statement, in the traditional non-EDGAR format to each of Kamyar Daneshvar and you.

The numbered paragraph in italics below sets forth the Staff’s comment together with the Company’s response.

Exhibit 5.1 – Opinion of Conyers Dill & Pearman Pte. Ltd.

1.	The qualification “[b]ased solely upon a review of the branch register of members of the Company dated 12 March 2015” on page 2 of the opinion is an inappropriate limitation on the scope of the opinion. Please have counsel revise accordingly. Please note, we would not object if counsel stated in the second paragraph on page 1 that it examined the branch register.

Response: The Company respectfully notes the Staff’s comment and Conyers Dill & Pearman Pte. Ltd. has revised its opinion in response to the Staff’s comment.

March 23, 2015

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-1028 or my colleague, Jason M. Licht, at (202) 637-2258 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Patrick H. Shannon

Patrick H. Shannon

of LATHAM & WATKINS LLP

Enclosures

cc: (via email)

Kamyar Daneshvar

Charles W. Shaver of Axalta Coating Systems Ltd.

Robert W. Bryant of Axalta Coating Systems Ltd.

Michael F. Finn of Axalta Coating Systems Ltd.

Jason Licht of Latham & Watkins LLP